Mail Stop 3561

May 11, 2010

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

> **Re:** **Fresh Harvest Products, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed: April 23, 2010**
> **File No. 000-51390**
> **Form 8-K**
> **Filed: April 30, 2010**
> **File No. 000-51390**

Dear Mr. Friedman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C Filed on April 23, 2010

General

1. We note your Form 8-K filed April 30, 2010 discusses the need for your planned increase in authorized shares of common stock as payment under the asset purchase agreement with A.C. LaRocco Pizza Company and its principal shareholders. Accordingly, the information requested by Items 11, 13, and 14 is required to be included in the information statement. Please see Item 1 to Schedule 14C and Note A

to Schedule 14A. Please also remove the statement indicating that you currently have "no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock which are proposed to be authorized."

Outstanding Shares and Voting Rights, page 3

2. We note your stated belief that a "solicitation" did not occur in obtaining the majority consent in favor of the proposal you present in this information statement, however, it is apparent that you have secured such shareholder's consents in favor of the proposal so this statement is unclear, especially as you acknowledge that such shareholders are in regular contact with the Company "with regard to the Company's business activities and affairs."   Please provide us with additional detail as to why you believe that you have not conducted a solicitation in violation of the proxy rules with respect to securing these shareholders consents or revise your information statement to acknowledge as much.

Stock Ownership of Management and Principal Stockholders, page 5

3. We note that it does not appear that any of your stockholders who hold in excess of 5% of your common stock have complied with the reporting obligations located at Section 13 of the Securities Exchange Act of 1934 by filing reports on Schedules 13D or G. While we understand that the reporting obligations belong to the individuals and not to you, please remind your stockholders of their reporting obligations. Furthermore, we note your indication on page 3 that the "Consenting Shareholders concluded, as a group, that the Company had an obvious need to increase the number of shares it is authorized to issue." To the extent that such persons agreed to act together as a group for these purposes, please note Rule 13d-5(b)(1).   Please advise.

Proposal to Amend the Articles of Incorporation to Increase the Authorized Shares, page 6

4. Please elaborate upon why you need approximately an extra 285,000,000 shares of common stock when only 15,000,000 shares are necessary for the transaction mentioned above.

5. Please augment your disclosure to indicate that increasing the amount of authorized shares of common stock could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Please see SEC Release 34-15230.

Additional Information, page 7

6. We note your reference to Form 10-KSB and 10-QSB. Please note that scaled reporting requirements for smaller reporting companies have been moved from Regulation S-B into Regulation S-K such that the relevant forms for smaller reporting

companies are Form 10-K and 10-Q. Please revise. Please see SEC Release No. 33-8876.

Form 8-K filed on April 30, 2010

General

7. Please file a legible Exhibit A to your Asset Purchase Agreement dated March 2, 2010.

Item 2.01 Completion of Acquisition or Disposition of Assets

8. We note your statement that the purchase price for the assets purchased in conjunction with the asset purchase agreement with A.C. LaRocco Pizza Company includes 15,000,000 shares of your common stock. We note Section 2 of the Asset Purchase Agreement states the "total purchase price…will be the sum of $8,330 which shall be paid in the form of 292,281 restricted common stock payable as follows. 1) 14,707,719 restricted common shares will be issued by the Company to Seller after the Closing."   Please tell us which calculation is accurate and, as applicable, amend this filing to clarify the number of shares of common stock which will be issued in connection with this asset purchase agreement.

9. Please confirm that you intend to comply with Instruction 5 to Item 2.01 of Form 8-K and related Item 9.01. If this acquisition does not involve a significant amount of assets, please tell us why.

Item 3.02 Unregistered Sales of Equity Securities

10. Please provide the exemption from registration you will claim when issuing stock in connection with the asset purchase agreement and briefly state the facts relied upon to make the exemption available. Please see Item 3.02 of Form 8-K and Item 701(d) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director